

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2014

Wen Mei Tu
President and Chief Executive Officer
Zhen Ding Resources Inc.
Suite 205, 353 St. Nicolas
Montreal, Quebec
Canada H2Y 2P1

>   **Re: Zhen Ding Resources Inc.**
>   **Registration Statement on Form S-1**
>   **Filed January 6, 2014**
>   **File No. 333-193211**

Dear Ms. Tu:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For example, we note that you have not provided current financial statements consistent with Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Please contact Ronald E. Alper at (202) 551-3329 with any questions.

>   Sincerely,
>
>   /s/ James Lopez (for)
>
>   John Reynolds
>   Assistant Director

cc: Matthew Chang, Esq.